Exhibit 99.1

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Submits Development Application to City of Burnaby

TORONTO - June 7, 2013 - In light of recent news reports that have been issued following the release of an application made by Sears Canada Inc. (TSX: SCC) to the City of Burnaby, Sears Canada is confirming that it has submitted an application to the City of Burnaby, British Columbia, regarding nine acres of the Company's property on and adjacent to its store located at the Metropolis at Metrotown, the largest shopping mall in British Columbia and the second largest in Canada.

Sears is seeking approval to develop a comprehensive mixed-use project including the construction of a new Sears department store to replace the existing store. The vision of the redevelopment is a major urban-infill project consisting of seven residential and office high-rises along with ground-level retail space for which Sears Canada would form a joint venture with a developer. Given the very early stage the project is in today, there has been no determination as to any capital or other expenditure required, if any. In addition, it is too early to tell whether or not the project will be completed given a multitude of potential factors, both internal and external, such as the economic value for the Company, shifts in the Canadian economy, and the condition of the real estate market now or in the future. Furthermore, this is a multi-year endeavour, and the length of time it will take from this early stage of discussions with the City of Burnaby to a potential completion, is estimated at several years. Therefore, although there have been estimates made of the value of the project, even if it was to proceed, it is too early in the process for the Company to declare any value associated with it.

Sears is looking forward to working with the City of Burnaby in determining the appropriate needs of the neighbourhood and in achieving a design and development appropriate for this important gateway location. The matter was put before City of Burnaby Council on May 27, 2013.

This release contains statements that are forward-looking. Actual results or events may differ materially from those forecasted in this release because of the risks and uncertainties associated with Sears Canada's business and the general economic environment, including that there can be no assurance that the development project or new store will be completed, nor that the timing or magnitude related to them will materialize as described.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 261 hometown dealer stores, 9 home services showrooms, over 1,500 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.